QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2002.

CENTRAL FUND OF CANADA LIMITED
(Translation of registrant's name into English)

Suite 805, 1323 - 15th Avenue S.W., Calgary, Alberta, T3C 0X8
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☐                Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐                No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-                            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL FUND OF CANADA LIMITED (Registrant)
Date: January 14, 2003	By: J.C. Stefan Spicer

J.C. Stefan Spicer, President & CEO

*
Print the name and title under this signature of the signing officer.

CENTRAL FUND OF CANADA LIMITED

NOTICE OF ANNUAL MEETING OF THE HOLDERS
OF COMMON SHARES

        NOTICE IS HEREBY GIVEN that the Annual Meeting of the holders of common shares of Central Fund of Canada Limited (hereinafter called the "Corporation") will be held at Hallmark Estates, Suite 805, 1323 - 15th Avenue, S.W., Calgary, Alberta on Monday, the 24th day of February, 2003 at the hour of 10:30 a.m. (Mountain Standard Time) for the following purposes:

  (a)
  To receive the financial statements of the Corporation for the year ended October 31, 2002 together with the auditors' report thereon;

  (b)
  To elect nine directors;

  (c)
  To re-appoint auditors;

  (d)
  To authorize the Board of Directors to fix the remuneration of the auditors; and

  (e)
  To transact such other business as may be properly brought before the Meeting or any adjournment or adjournments thereof.

        Although all holders of record of Class A non-voting shares and of common shares are entitled to notice of this Meeting, only holders of common shares are entitled to vote thereat. Any holder of common shares who is unable to be present at this Meeting is requested to complete, date and sign the enclosed form of proxy and to return it in the self-addressed envelope provided for that purpose.

        DATED this 10th day of January, 2003.

BY ORDER OF THE BOARD

JOHN S. ELDER, Q.C. Secretary

MANAGEMENT INFORMATION CIRCULAR

as of January 10, 2003

        The information contained in this Management Information Circular (hereinafter called the "Circular") is furnished in connection with the solicitation of proxies on behalf of the management of Central Fund of Canada Limited (hereinafter called the "Corporation") for use at the annual meeting of the holders of common shares of the Corporation to be held at Hallmark Estates, Suite 805, 1323 - 15th Avenue, S.W., Calgary, Alberta on Monday the 24th day of February, 2003, at the hour of 10:30 a.m. (Mountain Standard Time) and at any adjournments thereof (hereinafter collectively called the "Meeting"), which Meeting has been called for the purposes set forth in the accompanying notice of the Meeting.

SOLICITATION OF PROXIES

        The form of proxy accompanying this Circular is solicited on behalf of the management of the Corporation. Solicitation of proxies will be primarily by mail but proxies may also be solicited personally or by telephone by officers or directors of the Corporation at nominal cost. The cost of solicitation will be borne by the Corporation. The record date for determining shareholders who are entitled to receive notice of the Meeting is January 14, 2003.

REVOCATION OF PROXIES

        A holder of common shares of the Corporation may revoke a proxy before it is exercised by depositing an instrument in writing executed by such holder or by his or her attorney authorized in writing, or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized: (i) at the registered office of the Corporation at 3400 Petro-Canada Centre, 150 - 6th Avenue, S.W., Calgary, Alberta at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof; or (ii) with the Chairman of the Meeting on the day of such meeting or any adjournment thereof; or (iii) in any other manner permitted by law.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

        As at the date hereof, the Corporation has outstanding forty thousand (40,000) common shares without nominal or par value (hereinafter called the "common shares"), each carrying the right to one vote per share at the Meeting and 35,797,520 Class A shares, the holders of which are entitled to notice of, but not to vote at, the Meeting. Holders of common shares of record immediately prior to the convening of the Meeting are entitled to vote thereat. Only common shares entitle the holders thereof or their proxyholders to vote at the Meeting.

        The names of the only persons who, to the knowledge of the directors or officers of the Corporation, beneficially own, directly or indirectly, or exercise control or direction over common shares carrying more than ten per cent (10%) of the voting rights attached to all common shares of the Corporation and the approximate number of such shares beneficially owned, directly or indirectly, or over which control or direction is exercised by each such person and the percentage of outstanding common shares of the Corporation represented by the number of such shares so owned, controlled or directed are as follows:

        The family of Philip M. Spicer holds the following shares of the Corporation:

Shareholder	Number of Class A Shares	Number of Common Shares	% of Outstanding Common Shares
Philip M. Spicer	9,800	9,588	23.97
Joanne Spicer (wife)	7,200	2,000	5.00
J.L. Michele Spicer (daughter)	5,700	2,000	5.00
J.C. Stefan Spicer (son)	2,400	2,000	5.00
Accrete Corporation Limited(1)	12,225	2,000	5.00
FutureFunds Inc.(2)	—	2,000	5.00
The Central Group Alberta Ltd.(3)	14,000	—	—
Estate of H.S. Spicer(4)	31,000	—	—
TD Canada Trust Accounts(5)	18,375	—	—

	100,700	19,588	48.97

Notes:

(1)
Accrete Corporation Limited is owned by J.L. Michele Spicer.

(2)
FutureFunds Inc. is owned by J.C. Stefan Spicer and his family.

(3)
The Central Group Alberta Ltd. is owned two-thirds by Philip M. Spicer and one-third by J.C. Stefan Spicer.

(4)
Beneficiaries of the Estate of H.S. Spicer, the father of Philip M. Spicer, are four of his grandchildren and the Executors are J.C. Stefan Spicer and Philip M. Spicer.

(5)
Beneficiaries of TD Canada Trust accounts are the children of Philip M. Spicer and the Trustees are TD Canada Trust Company and Philip M. Spicer.

MATTERS TO BE CONSIDERED AT THE MEETING

(a)
2002 Financial Statements

        The first item of business at the Meeting will be to receive and consider the financial statements of the Corporation for the year ended October 31, 2002 together with the auditors' report thereon, copies of which financial statements and auditors' report accompany this Circular.

(b)
Election of Directors

        The next item of business to be dealt with at the Meeting is the election of directors. The directors previously fixed the number of directors at nine.

        The persons named in the enclosed form of proxy intend to vote to elect as directors the nine persons named below. Management is not presently aware that any such persons would be unwilling or unable to serve as a director if elected. However, if this should occur for any reason prior to the Meeting, it is intended that the persons so named in the form of proxy will have discretionary authority to vote the proxy for the election of any other person or persons as directors.

        The term of each person elected as a director will be until the termination of the next annual meeting or until his successor is duly elected, unless his office is earlier vacated in accordance with the by-laws of the

Corporation. The following persons, each of whom is currently a director of the Corporation, are being proposed as directors of the Corporation:

Name and Present Principal Occupation	Positions and Offices with Corporation	Director Since	Number of Shares of the Corporation Beneficially Owned or over which Control or Direction is Exercised
			Common	Class A
John S. Elder Q.C., Partner, Fraser Milner Casgrain LLP (Barristers & Solicitors)	Secretary and Director (C)	1983	100	600
Douglas E. Heagle, Chairman of NSBL International (International Investor)	Director(A)(C)(U)	1964	1,902	7,200
Ian M.T. McAvity, Corporate Director and President of Deliberations Research Inc. (Economic Consultants)	Director(E)	1983	100	4,200
Michael A. Parente CMA, CFP, President of All-Canadian Management Inc. (Manager of Investment Funds)	Director	1992	1,440	360
Robert R. Sale, Corporate Director	Director(A)(C)(U)	1983	100	21,000
Dale R. Spackman Q.C., Partner, Parlee McLaws LLP (Barristers & Solicitors)	Vice-Chairman and Director (E)	1990	100	50
Philip M. Spicer, President of The Central Group Alberta Ltd. (Administrator of Central Fund)	Chairman and Director(E)	1961	(1)	(1)
J.C. Stefan Spicer, Chairman and Chief Investment Officer of All-Canadian Management Inc. (Manager of Investment Funds)	President, CEO and Director(E)	1995	(1)	(1)
Malcolm A. Taschereau, Retired Gold Mining Executive	Director(A)(C)(U)	1983	100	2,500

(A)
Member of Audit Committee

(C)
Member of Corporate Governance Committee

(E)
Member of Executive Committee

(U)
May be regarded as an unrelated director under the corporate governance Guidelines proposed by the Toronto Stock Exchange.

Note:

(1)
Reference is made to the table under "Voting Shares and Principal Holders Thereof".

Remuneration of Directors and Officers

        The following table sets out the aggregate amounts paid by the Corporation and its subsidiaries to the directors of the Corporation, who are not employees of The Central Group Alberta Ltd., for the fiscal year ended October 31, 2002:

Directors (total of 7)	U.S. $47,325
Five Senior Officers	Nil

        There are no officers or employees of the Corporation who receive remuneration from the Corporation. The Corporation does not have any pension or retirement benefit plans. The officers and directors of the Corporation who are also officers and directors of The Central Group Alberta Ltd. receive no remuneration as officers and directors of the Corporation, other than Mr. Spackman who receives the standard director's fee, a Vice-Chairman's fee and fees for serving on the Executive Committee.

        Each of the directors, other than the Chairman and President, is currently paid an annual fee of U.S. $3,000 for his service as a director and a fee for board and committee meetings attended of U.S. $600 per meeting. Committee chairmen and the Vice-Chairman receive a further annual fee of U.S. $1,000.

        No director or officer of the Corporation or any associate or affiliate of any such director or officer is or has been indebted to the Corporation.

(c)
Re-Appointment of Auditors

        The next matter to be considered at the Meeting is the appointment of auditors of the Corporation. It is intended to vote the proxies solicited at the Meeting to re-appoint as auditors of the Corporation the firm of Ernst & Young LLP, who have been its auditors since 1989 and whose re-appointment has been recommended by the Audit Committee.

(d)
Remuneration of Auditors

        The next matter to be considered at the Meeting concerns the remuneration of the Corporation's auditors. The holders of common shares of the Corporation will be asked to approve a resolution authorizing the Board of Directors to fix the remuneration of the auditors. It is intended to vote the proxies solicited at the Meeting to authorize the directors to fix such remuneration. For such resolution to be effective, it requires the favourable vote of a majority of the common shares voted in person or by proxy at the Meeting.

CORPORATE GOVERNANCE

        The Corporation's corporate governance practices are designed to ensure that the business and affairs of the Corporation are effectively managed so as to foster value for its shareholders. With certain exceptions as noted below, these practices generally accord with the guidelines and policies of the Toronto Stock Exchange including the revised guidelines proposed late in November 2002 (collectively, the "Guidelines"). The Board is the author of its own policies, procedures and practices concerning management of the Corporation.

        The Board of Directors is, as set forth in its mandate, responsible for the management and supervision of the business of the Corporation pursuant to its powers and obligations under the Alberta Business Corporations Act and other statutory and legal requirements generally applicable to directors of a business corporation that is also a reporting issuer. In carrying out its duties, the Board holds regular meetings on at least a quarterly basis and additional meetings to deal with particular matters as appropriate. Supported by three committees, the Board oversees management of the Corporation, including the activities of the Administrator, The Central Group Alberta Ltd., develops and oversees corporate strategy and its implementation, identifies and assesses the principal risks of the business, reviews financial performance and reporting, deals with succession planning and oversees public communications policies and shareholder relations. An individual director is permitted to engage an outside advisor at the expense of the Corporation in specific circumstances such as where he is placed in a conflict position through activities of the Corporation, but any such engagement is subject to prior approval of the Corporate Governance Committee referred to below.

        The Board has adopted a code of business ethics which governs behaviour of its directors, officers and any employees. Compliance is monitored by the Board and, should any waivers be granted to directors or officers, the policy is to disclose this in the next ensuing quarterly or annual report. The Board has also adopted a formal mandate that sets out its responsibilities for stewardship of the Corporation. The code of ethics and the mandate are set out on the Corporation's website. The establishment and monitoring of the code and the creation of the formal mandate are proposed under or are enhancements suggested by the Toronto Stock Exchange in the proposed Guidelines. Although also recommended in the Guidelines, no formal position descriptions have been developed for the Board and the CEO, involving the limits of management's responsibilities and the CEO's corporate objectives. These matters have evolved over time and the respective responsibilities and objectives are well understood.

        Three of the nine-member Board of Directors of the Corporation, Messrs. Heagle, Sale and Taschereau, are both outside and unrelated directors. Messrs. Elder and McAvity are also outside but related directors so that the composition of the Board complies with the requirements of the Toronto Stock Exchange, but does not fully comply with the Guidelines in that there is not a majority of the directors that are unrelated. Mr. Elder, the non-management Corporate Secretary of the Corporation, is a partner of Fraser Milner Casgrain LLP which provides legal services to the Corporation. Mr. McAvity provides general advice in relation to bullion and currency market trends and developments and Mr. Parente is a former Chief Financial Officer of the Corporation. See "Interest of Management and Others in Material Transactions". With respect to the other related directors, Messrs. Philip Spicer and Stefan Spicer, the Chairman and President respectively, are significant shareholders of the Corporation. See "Principal Holders of Securities" and Mr. Dale Spackman, the Vice-Chairman, is the spouse of Ms. Catherine Spackman, the Treasurer of the Corporation as well as a partner of Parlee McLaws LLP which provides periodic legal services to the Corporation and The Central Group Alberta Ltd. See "Interest of Management and Others in Material Transactions". However, the six outside out of a total of nine directors do not have interests or relationships with the principal shareholders referred to above and, as a consequence of such independence and their diverse backgrounds and experience, such directors may reasonably be regarded as in a position to reflect the interests of shareholders in the Corporation other than the principal shareholders. Each of such six directors is a shareholder of the Corporation in his own right.

        Mr. Heagle, the Chairman of the Audit Committee and an unrelated director, has been designated as the "lead director" as contemplated by the Guidelines. As such, he has taken on the responsibility of overseeing the operation of the Board and its effectiveness and leads discussions of the Board when it meets in private session without members of management present.

        The Board is in a position to conduct its meetings and to make appropriate decisions effectively. Financial and other information is made available to Board members several days in advance of meetings. Directors are generally encouraged to attend meetings in person. Directors are asked to advise the Corporation if they are unable to attend meetings and attendance at meetings is recorded. All of the directors have agreed to an evaluation of their collective as well as their individual performance. All of the directors are encouraged to exercise their responsibilities in the best interests of the Corporation and its shareholders generally.

        The Board has not adopted a formal policy for the recruitment of new directors as recommended by the Guidelines. However, as the need for recruitment arises, the responsibility for identifying or reviewing a nominee or nominees and recommending them to the Board is assigned to the Corporate Governance Committee which is comprised exclusively of outside and unrelated directors.

        The Board is responsible for the establishment and overseeing performance of all committees, the appointment of members to serve on such committees and approving their compensation. Three standing committees have been appointed.

        The Executive Committee is composed of four members, two of whom are outside directors. The Committee meets periodically between regularly scheduled board meetings and is delegated authority to deal with various matters. The proceedings of this Committee are reviewed by the Board.

        The Audit Committee is composed of three directors, all of whom are outside and unrelated directors as contemplated by the Guidelines. Each of the members of the Committee is "financially literate" in having the ability to read and understand a set of financial statements and the accompanying notes. Each of the members of the Committee is regarded by the Board as having "accounting or related financial experience" through having the ability, by virtue of past accounting training and/or experience as a chief financial officer or chief executive officer with oversight of a corporation's finance and accounting activities, to analyse and interpret a full set of financial statements and the accompanying notes prepared in accordance with Canadian generally accepted accounting principles.

        As reflected in the charter for the Audit Committee and in accordance with the Guidelines, the Committee meets at least annually with management and the external auditors to discuss the independence of the external auditors, the scope of the annual audit, the audit plan, access granted to the accounting system and related internal controls, co-operation of management in the audit and review function, the need for internal controls, the financial reporting process and related internal controls and financial risk management so as to satisfy itself that each party is properly discharging its responsibilities. The Committee has direct communication with the external auditors as may be appropriate to discuss and review specific issues that may arise. The Committee also reviews the quarterly and annual financial statements, the Annual Information Form and the Annual Report including the external auditors' report and Management's Discussion and Analysis. The Committee further reviews the remuneration of and recommends for review by the Board and approval by the shareholders the re-appointment of the external auditors. The Committee also pre-approves all non-audit services proposed to be provided by the external auditors. The charter of the Audit Committee is set out on the Corporation's website. Mr. Heagle chairs the Audit Committee which meets four times per year.

        The Corporate Governance Committee is composed of four directors, all of whom are outside directors, and three of whom are unrelated as defined in the Guidelines.

        The Corporate Governance Committee is responsible for developing the Corporation's approach to governance issues, proposing new nominees to the Board, education programs for them, assessing the size and effectiveness of the Board as a whole and of the Committee as well as assessing the contribution of individual board members. The Committee's responsibility extends to ensuring that the Board can function independently of management and monitoring the Board's relationship to management. It reviews the communications' policy of the Corporation to ensure that communications to shareholders, regulators and the investing public are factual and timely, are broadly disseminated in accordance with applicable policy and law and treat all shareholders fairly with respect to disclosure. It also reviews the adequacy and form of the compensation of directors to ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective director. The Committee meets independently of management from time to time or as necessary. Mr. Sale chairs the Corporate Governance Committee which generally meets twice per year.

        The Board expects management of the Corporation to report in a timely, comprehensive and accurate manner on the business of the Corporation generally and on specific matters of significant consequence to the Corporation and the shareholders, to take timely action and decisions consistent with corporate policies in effect, and to review on an ongoing basis the strategies of the Corporation with a view to facilitating the Board's review of same and their implementation by management.

INTEREST OF MANAGEMENT AND OTHERS
IN MATERIAL TRANSACTIONS

        Pursuant to an Administration Agreement dated November 1, 1986, which was assigned to The Central Group Alberta Ltd. ("CGAL") on April 10, 1990, CGAL assumed responsibility for the administration of the business and affairs of the Corporation and provides certain consultative services to the Corporation which are paid for by CGAL. The services provided include such administrative and consultative services as are reasonably required by the Corporation, including the provision of general market and economic advice with respect to the investment of the Corporation's assets in accordance with its investment policies and restrictions. Such advice is subject to the ultimate approval of the Board of Directors of the Corporation. Under the terms of the Administration Agreement, CGAL arranges for certain services from others, including Mr. Ian M.T. McAvity, President of Deliberations Research Inc. and a director of the Corporation, who provides general advice in relation to analysis of bullion market trends and developments, and Dr. Hans F. Sennholz, a monetary expert, who provides general economic advice. CGAL pays for these services out of the fees paid to it by the

Corporation pursuant to the Administration Agreement. In addition, CGAL provides and pays for office services, supplies and facilities and through its staff generally oversees the day-to-day administration of the Corporation's affairs.

        In consideration for services rendered pursuant to the Administration Agreement, the Corporation pays CGAL a monthly fee based on the Corporation's net assets determined for such month. The fee is computed at the annual rate of one-half of one percent of the Corporation's net assets on such assets up to U.S. $50,000,000, three-eighths of one percent on such assets from U.S. $50,000,001 to U.S. $100,000,000 and one-quarter of one percent on such assets over U.S. $100,000,000. Fees paid by the Corporation to CGAL in this regard for the fiscal year ended October 31, 2002 were U.S. $447,589 (Cdn. $698,373).

        Philip M. Spicer, Chairman and a director of the Corporation, is also President and a director of CGAL. J.C. Stefan Spicer, President, CEO and a director of the Corporation, is also Assistant Secretary and a director of CGAL. Catherine A. Spackman, CMA, Treasurer of the Corporation, is also Treasurer and a director of CGAL. Dale R. Spackman, Q.C., Vice-Chairman and a director of the Corporation, is also Secretary and a director of CGAL.

DIRECTORS' APPROVAL

        The contents and the sending of this Circular have been approved by the Board of Directors of the Corporation.

        DATED this 10th day of January, 2003.

BY ORDER OF THE BOARD

JOHN S. ELDER, Q.C. Secretary

PROXY

ANNUAL MEETING OF SHAREHOLDERS

        The undersigned holder of Common Shares without nominal or par value of CENTRAL FUND OF CANADA LIMITED (the "Corporation") hereby appoints J.C. Stefan Spicer of Ancaster, Ontario, or failing him, John S. Elder of Toronto, Ontario, or instead of either of the foregoing, of

as proxyholder of the undersigned to attend and act for and on behalf of the undersigned at the annual meeting of shareholders of the Corporation (the "Meeting") to be held in Calgary, Alberta on Monday, the 24th day of February, 2003 at the hour of 10:30 o'clock a.m. (Mountain Standard Time) and at any adjournment or adjournments thereof in the same manner, to the same extent and with the same power as if the undersigned were present at the meeting or such adjournment or adjournments thereof; provided, however, that without otherwise limiting the generality of the authorization and power hereby conferred, the proxyholder named above is specifically directed, on any ballot that may be called for, to vote, or to withhold from voting, the Common Shares registered in the name of the undersigned as specified below:

TO VOTE FOR ☐	TO WITHHOLD FROM VOTING ☐
in respect of the election of directors;
TO VOTE FOR ☐	TO WITHHOLD FROM VOTING ☐
in respect of the re-appointment of the auditors of the Corporation;
TO VOTE FOR ☐	TO WITHHOLD FROM VOTING ☐
the authorization of the Board of Directors to fix the remuneration of the auditors.

        The Common Shares represented by this proxy will be voted or withheld from voting, as the case may be, in accordance with the foregoing directions on any ballot that may be called for and, if a holder specifies a choice with respect to any matter to be acted upon, the Common Shares shall be voted accordingly. IF A SHAREHOLDER DOES NOT SPECIFY THAT THE COMMON SHARES ARE TO BE WITHHELD FROM VOTING WITH RESPECT TO THE ELECTION OF DIRECTORS OR THE APPOINTMENT OF AUDITORS OR AUTHORIZING THE DIRECTORS TO FIX THE REMUNERATION OF THE AUDITORS, SUCH COMMON SHARES WILL BE VOTED ON ANY BALLOT THAT MAY BE CALLED FOR IN RESPECT OF ANY SUCH MATTER AS SET OUT IN THE ACCOMPANYING MANAGEMENT INFORMATION CIRCULAR.

        If any amendments or variations to matters identified in the notice of the Meeting are proposed at the Meeting or if any other matters properly come before the Meeting, this proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgment of the person voting the proxy at the Meeting.

DATED this	day of , 2003

(Signature of Shareholder)
NOTES:

1. A HOLDER OF COMMON SHARES HAS THE RIGHT TO APPOINT AS HIS OR HER PROXYHOLDER A PERSON (WHO NEED NOT BE A COMMON SHAREHOLDER) TO ATTEND AND TO ACT ON HIS OR HER BEHALF AT THE MEETING OTHER THAN THOSE PERSONS DESIGNATED ABOVE. A holder may do so by inserting the name of such other person in the blank space provided or by completing another proper form of proxy and, in either case, by delivering the completed form of proxy by postal or other delivery to the Secretary of the Corporation, for receipt not later than the date preceding the day of the Meeting or by depositing it with the Chairman of the Meeting prior to the commencement of the Meeting.

2. This form of proxy must be dated and signed by the holder of Common Shares or his or her attorney authorized in writing or, if the holder is a corporation, by an officer or attorney thereof duly authorized.
3. If this form of proxy is not dated in the space provided above, it is deemed to bear the date on which it was mailed by the management of the Corporation.

4. If it is desired that the Common Shares represented by this proxy are to be withheld from voting on any ballot that may be called for with respect to such matter, the appropriate box or boxes above providing for withholding from voting should be marked with an X or a tick mark X.
5. THIS PROXY IS SOLICITED BY OR ON BEHALF OF THE MANAGEMENT OF THE CORPORATION.
6. THIS PROXY IS FOR USE BY COMMON SHAREHOLDERS AT THE ANNUAL MEETING OF SHAREHOLDERS OF THE CORPORATION TO BE HELD ON MONDAY, FEBRUARY 24, 2003 AND AT ANY ADJOURNMENT OR ADJOURNMENTS THEREOF.

QuickLinks

SIGNATURES
CENTRAL FUND OF CANADA LIMITED NOTICE OF ANNUAL MEETING OF THE HOLDERS OF COMMON SHARES
MANAGEMENT INFORMATION CIRCULAR as of January 10, 2003
SOLICITATION OF PROXIES
REVOCATION OF PROXIES
VOTING SHARES AND PRINCIPAL HOLDERS THEREOF
MATTERS TO BE CONSIDERED AT THE MEETING
CORPORATE GOVERNANCE
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
DIRECTORS' APPROVAL
PROXY ANNUAL MEETING OF SHAREHOLDERS